06004566

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065248

SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH. D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOMMY HORSE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 8th Street, #2
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern Jones 212-533-6307 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name — *if individual, state last, first, middle name*)

67 Wall Street, 24Floor (Address) New York, NY 10005 (City) (State) (Zip Code)

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Fern Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tommy Horse Securities LLC, as of December 31, 19 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

President and CEO

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOMMY HORSE SECURITIES LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE PERIOD JANUARY 1, 2005 TO DECEMBER 31, 2005

TOMMY HORSE SECURITIES LLC
JANUARY 1, 2005 THROUGH DECEMBER 31, 2005

INDEX

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Member of Tommy Horse Securities LLC:

I have audited the accompanying statement of financial condition of Tommy Horse Securities LLC as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tommy Horse Securities LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Joseph Amundsen

Joseph Amundsen, CPA
New York, New York
February 14, 2006

Tommy Horse Securities LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 13,677
Prepaid expenses	2,455
Total assets	16,132
Liabilities and stockholders' equity	
Accounts payable	2,092
Member's equity	14,040
Total liabilities & member's equity	$ 16,132

See accompanying notes to financial statements.

Tommy Horse Securities LLC

Notes to Financial Statements

For the Year Ended December 31, 2005

1. Significant Accounting Policies

Tommy Horse Securities LLC (the Company) was organized in the State of New York on January 4, 2002. The Company is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). Business is transacted through accounts of clearing organizations on a fully disclosed basis. The Company specializes in mutual funds and variable annuities serving the unique needs of individuals with physical and other disadvantages, and the organizations with which they are associated.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Prepaid Expenses

Prepaid expenses consist of NASD prepaid dues of $2,135, and prepaid insurance of $320.

3. Accounts Payable

Accounts payable consist of $100 due New York for taxes, $1,800 due for professional services and office expense accruals of $192.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company was in compliance with these regulations.

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At December 31, 2005, the Company was in compliance with this program.

6. Income Taxes

The Company is a single member limited liability company and has the option to be treated as a "disregarded entity" for income tax purposes. The Company is liable for NYS minimum tax. There are no federal taxes due.